Amendment to Distribution Agreement
This Amendment to the Distribution Agreement dated April 1, 2009 (the “Agreement”) between HC Capital Trust (formerly The Hirtle Callaghan Trust) (the “Trust”) and Unified Financial Securities, Inc. (the “Distributor”) shall be effective as of March 1, 2011.
WHEREAS, the Distributor provides certain services to the Trust pursuant to the terms of the Agreement, none of which are primarily intended to result in the sale of Shares; and
WHEREAS, the parties have agreed to amend the Agreement to increase the fee payable to the Distributor under the Agreement;
NOW, THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that:
(a) All capitalized terms used in this Amendment shall have the same meaning ascribed to them in the Agreements. Except as specifically set forth in this Amendment, all other provisions of the Agreement shall remain in full force and effect.
(b) Section 6 of the Agreement is hereby deleted and replaced with the following:
6. FEES. In consideration of its services provided pursuant to this Agreement, Distributor shall receive an annual fee of $50,000, billed monthly; provided, however, that such fee may be subject to a mutually-agreed upon increase in the event that any of the following ceases to be true: (a) the Shares are available exclusively to investors that have established a relationship with the Adviser; (b) none of the Funds has implemented a Distribution Plan; (c) the Distributor is not required to enter into dealer agreements, selling group member agreements or similar agreements with respect to the Funds (excluding agreements with the National Securities Clearing Corporation with respect to its NSCC membership status and the hosting of the Trust’s participant number); (d) the Distributor is not required to review or approve marketing or advertising materials with respect to the Funds; (e) no Shares of any Fund are subject to a sales load or subject to the imposition of a distribution fee; and (f) the Distributor is not required to maintain licenses for any registered representatives with respect to the Funds.
The Trust represents and warrants to the Distributor that the Board of Trustees has determined, on the advice of counsel to the Trust and counsel to the Independent Trustees, that: (a) the services to be provided by the Distributor under this Agreement will not constitute distribution services that the Trust is prohibited from financing except pursuant to a 12b-1

HC Capital Trust
Amendment to Distribution Agreement

distribution plan; and (b) accordingly, the Trust may pay to the Distributor the compensation set forth in this Section 6 from the assets of the Trust and not from a 12b-1 distribution plan.
IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Distribution Agreement to be executed and delivered by their respective duly authorized representatives.
HC Capital Trust

/s/ Colette L Bull By: Colette L Bull
Title: Asst. Treasurer
Date: 1-21-11
Unified Financial Securities, Inc.

/s/ Melissa K Gallagher By: Melissa K Gallagher
Title: President
Date: 2/24/11